EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

September 6, 2002

02049993

VIA FEDERAL EXPRE

United States Securities anc ...ge Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED
P SEP 20 2002
THOMSON
FINANCIAL

/lb
Enclosures

dlw 9/17

United States Sec Filing
September 6, 2002

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Release

1. Emgold Mining Corporation announces brokered private placement financing.-August 1, 2002

B. Financials

1. Quarterly and Year End Report, BC Form 51-901F-For quarter ended June 30, 2002

C. Correspondence with B.C. Securities Commission

1. Confirmation of mailing-Quarterly Report for the Period Ended June 30, 2002
2. Confirmation of mailing
3. Cover letter-Continuous disclosure requirement of the Quebec Securities Act
4. Report on number and value of securities distributed in Quebec

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends,

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
  i. the name of the person;
  ii. the amount paid during the reporting period; and
  iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Emgold Mining Corporation.			June 30, 2002	2002 Aug 29
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.emgoldmining.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Frank A. Lang	2002 AUG 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Wlliam J. Witte	2002 AUG 29

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(unaudited – prepared by management)

EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

(Unaudited - prepared by management)

		June 30, 2002		December 31, 2001
Assets				
Current assets				
Cash and cash equivalents	$	1,967	$	7,128
Accounts receivable		5,471		959
		7,438		8,087
Reclamation deposits		3,000		3,000
Mineral property interests (see schedule)		180,180		147,459
	$	190,618	$	158,546
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	289,608	$	56,495
Promissory note		-		459,894
Due to related parties		833,946		871,666
		1,123,554		1,388,055
Shareholders' equity				
Share capital		17,381,798		17,151,797
Deficit		(18,314,734)		(18,381,306)
		(932,936)		(1,229,509)
	$	190,618	$	158,546

Approved by the Board

William J. Witte
Director

Frank A. Lang
Director

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Expenses (Income)				
Amortization	$ -	$ 3,589	$ -	$ 7,178
Exchange (gains) losses	-	(18,267)	26	922
Finance expense	4,066	7,876	8,778	15,213
Legal, accounting and audit	5,673	19,399	6,609	22,369
Office and administration	524	20,382	899	44,248
Property investigations	7,101	-	9,610	-
Salaries and benefits	32,095	8,736	40,238	17,316
Shareholder communications	21,520	19,257	24,816	22,945
Taxes	1,271	1,223	1,271	1,223
Write-down (recovery) of mineral property interests	(171,841)	(721,564)	(158,790)	(701,821)
Write-down of fixed assets	-	-	-	4,924
Interest and other income	(12)	(51)	(29)	(913)
	(99,603)	(659,420)	(66,572)	(566,396)
Loss (income) for the period	99,603	659,420	66,572	566,396
Deficit, beginning of period	(18,414,337)	(18,456,323)	(18,381,306)	(18,363,299)
Deficit, end of period	$ (18,314,734)	$ (17,796,903)	$ (18,314,734)	$ (17,796,903)
Loss (income) per share, basic and diluted	$ 0.01	$ 0.04	$ 0.00	$ 0.03
Weighted average number of common shares outstanding	19,476,132	18,539,319	19,035,175	18,514,457

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Cash provided by (used for)				
Operations				
Income (loss) for the period	$ 99,603	$ 659,420	$ 66,572	$ 566,396
Items not involving cash				
Amortization	-	(3,589)	-	-
Foreign exchange	-	7,178	-	7,178
Idaho-Maryland mineral property costs	-	(701,821)	-	(701,821)
Finance expense	-	7,876	-	15,213
Write-down (recovery) of mineral property interests	(171,841)	(19,743)	(158,790)	-
Write-down of fixed assets	-	-	-	4,924
	(72,238)	(50,679)	(92,218)	(108,110)
Changes in non-cash working capital				
Accounts receivable	(4,556)	697	(4,512)	2,743
Accounts payable and accrued liabilities	225,645	(4,218)	225,386	970
Due to related parties	(65,534)	61,689	(37,720)	131,938
	83,317	7,489	90,936	27,541
Investments				
Mineral property interests:				
Acquisition costs	(71,127)	(5,000)	(76,176)	(5,965)
Exploration and development costs	(14,760)	(8,646)	(19,922)	(32,254)
	(85,887)	(13,646)	(96,098)	(38,219)
Decrease in cash and cash equivalents during the period	(2,569)	(6,157)	(5,161)	(10,678)
Cash and cash equivalents, beginning of period	4,536	9,563	7,128	14,084
Cash and cash equivalents, end of period	$ 1,967	$ 3,406	$ 1,967	$ 3,406
Supplemental information				
Issuance of shares for debt settlement	$ 225,000	$ -	$ 225,000	$ -
Shares issued for mineral property interests	$ 5,000	$ 2,000	$ 5,000	$ 2,000

The accompanying consolidated financial statements for the interim periods ended June 30, 2002 and 2001, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

1. Going concern assumption

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Idaho-Maryland Property was written down to a nominal carrying value of $1 in fiscal 1999. All of the costs related to the ongoing maintenance and acquisition of the Idaho-Maryland Property continue to be written off. Currently Emgold holds the exploration permit for exploration on the property. Negotiations with the vendors of the Idaho-Maryland property were successful, and a new lease and option to purchase agreement has been signed. Emgold intends to keep the Idaho-Maryland Property in good standing, but the capital required will have to be raised by private placement or other new financing, and there is no guarantee that such funds will be available. Exploration costs on the Idaho-Maryland property will be capitalized for all expenditures incurred after July 1, 2002.

As at June 30, 2002, the Company had a working capital deficiency of $1,116,116 and a deficit of $18,314,734.

The Company has capitalised $180,180 in acquisition and exploration costs related to the Holly, Rozan, Stewart and other mineral property interests. Under the Holly mineral property lease agreement the Company has an obligation to make a cash payment of $US 8,000 and issue 100,000 common shares on the first anniversary of the effective date of the agreement. These shares have not been issued and the property has been written down to a carrying value of $1.

The current obligations in respect of the Holly, Stewart and Rozan mineral properties only guarantee a continuing interest in those properties, for the Company to realise the carrying value of these investments additional funding would be required or a joint venture partner would have to be identified to assist with the funding of these ventures. The Company has staked mineral claims in southeastern British Columbia.

These costs, mentioned above, are in addition to ongoing general and administration expenditures and costs on other exploration properties held by the Company.

The Company's ability to continue in operation is dependent on the continuing support of its creditors and funding from related parties, and its ability to secure additional financing. While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material. There is significant doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Share capital

The authorized share capital of the Company consists of 500,000,000 (2001 – 50,000,000) common shares without par value and 50,000,000 preferred shares without par value.

(a) Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 2001	18,589,319	$ 17,151,797
Rozan property payment at $0.10	50,000	5,000
Debt settlement at $0.10	2,250,000	225,000
Balance, June 30, 2002	20,889,319	$ 17,381,797

There are 4,558 (2001 – 4,558) common shares held in escrow, which may not be released without the approval of the TSX Venture Exchange.

3. Related party transactions and balances

Services rendered by:		June 30, 2002		June 30, 2001
Lang Mining Corporation	$	--	$	82,016
Director	$US	7,122	$US	10,134
LMC Management Services Ltd.	$	57,798	$	--

Balances payable to:		June 30, 2002		December 31, 2001
Lang Mining Corporation	$	(456,912)	$	(318,153)
Legal fees	$	(16,390)	$	(16,390)
Directors	$	(346,698)	$	(446,995)
LMC Management Services Ltd.	$	(7,332)	$	(30,168)
Sultan Minerals Inc.	$	(3,947)	$	(3,313)
Valerie Gold Resources Ltd.	$	(2,667)	$	(2,661)
	$	(833,946)	$	(871,666)

During the six months ended June 30, 2002, 2,250,000 common shares were issued at a price of $0.10 in settlement of $225,000 in indebtedness to four creditors related to the Company.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Schedules of Mineral Property Interests
(Unaudited – prepared by management)

Mineral property interests	June 30, 2002	December 31, 2001
Idaho-Maryland Mine, California		
Acquisition costs		
Balance, beginning of period	$ 1	$ 1
Incurred during the period	(170,508)	33,332
Write-down (recovery) during the period	170,508	(33,332)
Balance, end of period	1	1
Exploration and development costs		
Consulting and engineering studies	11,024	24,326
Site activities	694	6,215
Travel and accommodation	--	2,098
Incurred during the period	11,718	32,639
Less write-down of exploration and development costs	(11,718)	(32,639)
Balance, end of period	1	1
Rozan Property, British Columbia		
Acquisition costs		
Balance, beginning of period	23,990	15,990
Incurred during the period	15,000	8,000
Balance, end of period	38,990	23,990
Exploration and development costs		
Assays	117	346
Geological and geochemical	370	(4,568)
Site activities	163	11,453
Incurred during the period and balance, end of period	650	7,231
Balance, beginning of period	94,748	87,517
Balance, end of period	95,398	94,748
	134,388	118,738
Porph Claim, British Columbia		
Acquisition costs		
Balance, beginning of period	3,324	--
Incurred during the period	480	3,324
Balance, end of period	3,804	3,324
Stewart Property, British Columbia		
Acquisition costs`		
Balance, beginning of period	9,636	--
Incurred during the period	9,060	9,636
Balance, end of period	18,696	9,636
Exploration and development costs		
Assays and analysis	2,890	11,814
Geological	4,206	3,004
Site activities	388	941
Incurred during the period	7,531	15,759
Balance, beginning of period	15,759	
Balance, end of period	23,990	15,759
	41,986	25,395
Holly Property, Nevada		
Acquisition costs		
Balance, beginning of period	1	28,996
Incurred during the period	--	5,390
Write-down of mineral property interest	--	(34,385)
Balance, end of period	1	1
Mineral property interests	$ 180,180	$ 147,459

EMGOLD MINING CORPORATION
QUARTERLY REPORT
JUNE 30, 2002

Schedule A:

See unaudited consolidated financial statements.

Schedule B:

1. **Analysis of expenses and deferred costs**

   See unaudited consolidated financial statements attached in Schedule A to the Form 51-901.

2. **Related party transactions**

   See note 4 to the unaudited consolidated financial statements for the six months ended June 30, 2002.

3. **Summary of securities issued and options granted during the period**

   (a) **Securities issued during the three months ended June 30, 2002**

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
April 1, 2002	Common	Property payment	50,000	0.10	5,000	Property payment	Nil
May 28, 2002	Common	Debt settlement	2,250,000	0.10	225,000	Debt settlement	Nil

   (b) **Options granted during the three months ended June 30, 2002**

   Nil

4. **Summary of securities as at the end of the reporting period**

   (a) **Authorized Capital**

   500,000,000 common shares without par value.
   50,000,000 preferred shares.

   (b) **Issued and Outstanding Capital at June 30, 2002**

   20,889,319 common shares are issued and outstanding.

(c) (i) **Stock Options Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
165,000	0.30	April 22, 2003
115,000	0.30	September 22, 2003
52,000	0.30	June 16,2004
13,000	0.30	February 21, 2007
195,000	0.30	April 21, 2007
202,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
1,257,000	0.10	October 12, 2011
2,149,000		

(ii) **Warrants Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
750,000	0.25	September 29, 2002
750,000		

(d) **Shares in Escrow**

There are 4,558 common shares held in escrow.

5. **List of directors and officers**

Frank A. Lang –Chairman and Director
William J. Witte –President, Chief Executive Officer and Director
Ron Lang - Director
Sargent H. Berner - Director
Ross Guenther – Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Schedule C: Management Discussion and Analysis For The Six Months Ended June 30, 2002

Idaho-Maryland Property

Emgold had a recovery of expenditures of $158,790 on the Idaho-Maryland Property in the six months ended June 30, 2002. The Idaho-Maryland Property was written down to a nominal carrying value of $1 in fiscal 1999. All of the costs related to the ongoing maintenance and acquisition of the Idaho-Maryland Property continued to be written off in the period. Effective July 1, 2002, as the exploration and development work programs commence; costs on the Idaho-Maryland property will be capitalized. Currently Emgold holds the exploration permit for exploration on the property. Negotiations with the vendors of the Idaho-Maryland property were successful, and a new lease and option agreement has been signed. Emgold intends to keep the Idaho-Maryland Property in good standing, but the capital required will have to be raised by private placement or other new financing, and there is no guarantee that such funds will be available.

Management has developed a plan for the continued exploration of the Idaho-Maryland, which may allow the mine to go into production using a smaller and more cost effective exploration and development program. The plan calls for modification to the existing exploration permit to allow for the installation of an exploration ramp from the surface to the 600-foot level. The exploration ramp would be strategically located adjacent to known targets within the upper levels, as defined while the mine was in production. Diamond drilling would be completed on targets at the 300, 400, 500 and 600-foot levels, culminating in the removal of a 10,000 ton bulk sample to test the ID1-3 vein which may contain 50,600 tons grading approximately 0.32 ounces of gold per ton of rock. The bulk sample would be processed on site using a portable crushing plant and modular gravity recovery circuit. Emgold is confident in the potential of the Idaho-Maryland and would prepare the necessary applications for the commercial operation of the mine upon commencement of the exploration program. The exploration ramp and modular recovery plant would be designed to operate at 400 to 500 tons per day with the ability to double its capacity to 1,000 tons per day in a staged development program. Emgold's plan would allow the Idaho-Maryland Mine to go into commercial production within 3 to 4 years to initially produce approximately 85,000 to 95,000 oz of gold at a direct cost of $185 to $200 per ounce. Emgold has defined targets, based on the extensive data available from past operations, which indicate the potential for definition of more than 3.5 million ounces of gold remaining in the existing resource. The Idaho-Maryland Mine produced a total of approximately 2.4 million ounces of gold until it closed in 1956 due to a fixed gold price of US$35 per ounce and escalating costs.

Stewart Property

The Stewart property, optioned in 2001, consists of 82 mineral claims, located close to the large Gold Mountain gold porphyry discovery on the Kena property held by Sultan Minerals Inc. near Ymir, British Columbia.

Emgold's geological consultant, P&L Geological Services, has compiled all historical information on the Stewart property. The results of this initial exploration program will be combined the results of previous surveys in order to define target areas for follow-up by trenching and diamond drilling. Further work will be required to select drill sites in these large areas.

Rozan Property

Emgold continues to hold the Rozan Property, a gold prospect, located south of Nelson in southeastern British Columbia. Further work at Rozan is planned to explore the remainder of the 1,450-hectare property, which contains numerous exploration targets.

Quarterly Report
June 30, 2002

Holly Gold Property

Emgold has a 20-year lease and option agreement on the Holly Gold Property, consisting of 35 mineral claims situated in the Antelope Springs Mining District, Pershing County, Nevada. Discovered in 1864 the Holly Mine was initially explored for antimony and during World War I produced approximately 512 tons of antimony. Property work completed to date has defined two targets believed to have potential for bulk mineable gold mineralization.

Overview

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Emgold advances its projects to varying degrees by prospecting, mapping, geophysics and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Financial Position

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2001 and 2002.

Financing Activities

At June 30, 2002, Emgold has a working capital deficiency of $1,116,116. Working capital is defined as current assets less current liabilities. During the period Emgold settled indebtedness to four related parties by the issuance of 2,250,000 common shares at $0.10 per share or $225,000.

Investing Activities

During the six months ended June 30, 2002, Emgold expended $16,591 in exploration and acquisition costs on the Stewart Property and a total of $15,650 on exploration and property payments associated with the Rozan property in the first six months of fiscal 2002.

Liquidity and Capital Resources

Results of Operations

Emgold's income for the six months ended June 30, 2002, was $66,572 or $0.00 per share, compared to income of $566,396 or $0.03 per share for the six months ended June 30, 2001, due to the recovery of accruals relating to the Idaho-Maryland property which had previously been written of in fiscal 1999. Emgold's expenditures in 2002 reflect the expenses incurred with respect to the negotiations on the Idaho-Maryland property. Overall the low level of expenditure reflects the activity level and Emgold's continued pressure to conserve cash flow.

Management fees of $30,000 were paid to Lang Mining Corporation ("Lang Mining") in the six months ended June 30, 2001, with no comparative expense in the six months ended June 30, 2002. The contract with Lang Mining expired on June 30, 2001. Effective August 1, 2001, a private company, LMC Management Services Ltd. ("LMC"), held equally by the public companies sharing the office space at the current office premises, was formed to perform administrative, geological and management functions for

the companies. Expenses are allocated on a cost basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space.

Shareholder communication costs increased from $22,945 in fiscal 2001 to $24,816 in fiscal 2002. These costs include shareholder dissemination costs, transfer agent and regulatory and filing fees.

Professional fees, consisting of legal, audit and accounting fees decreased from $22,369 in fiscal 2001 to $6,609 in fiscal 2001. Annual expenditures will likely remain at the same level for the remainder of fiscal 2002, unless activity increases, with the related legal and other services that will be required.

During 2002, $8,778 was expended on finance expense relating to the promissory notes payable to an officer and director of Emgold as compared to $15,213 in fiscal 2001

Outlook

Emgold's focus over the next few months will be on obtaining financing to allow Emgold to explore the Idaho-Maryland gold property in areas above the 600 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. Emgold may apply to revise the existing exploration and dewatering permit or apply for a new development and production permit to allow for the installation of a decline (ramp) from the surface, conduct underground diamond drilling and remove a 10,000-ton bulk sample from the ID1-3 vein. It is estimated that the direct cost for this program could be approximately US$5 million, although US$1.1 million may be recovered from the sale of gold and aggregate produced during the exploration program. The initial exploration program may be completed within 2½ years at a net cost of approximately US$3.9 million. Emgold has estimated that the Idaho-Maryland Mine could be put into commercial production at a rate of 175,000 tons per year for an additional approximate direct cost of US$10 to US$15 million within 3 to 4 years. Management is continuing to identify cost effective measures to put the Idaho-Maryland back into profitable production for the benefit of the community of Grass Valley and Emgold's shareholders.

Provided sufficient financing can be obtained, Emgold is ready to prepare for submission its mine and mill permit application on the Idaho-Maryland property, which is anticipated to cost approximately US$500,000, to be reviewed and approved by the appropriate officials and is expected to take eighteen to twenty-four months to complete.

Subsequent to June 30, 2002, Emgold announced that it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") by which Canaccord has agreed to act as agent on a commercially reasonable efforts basis for a private placement of up to 1,600,000 units at a price of $0.25 per unit, for gross proceeds of up to $400,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of one year from closing at an exercise price of $0.30. Canaccord will receive a commission of 9% in cash, of which the agent may elect to be paid up to one half in units, and will receive and administration fee. Canaccord will also receive 20% non-transferable agent's warrants exercisable for a period of one year from closing at an exercise price of $0.30. Upon closing, Canaccord will be granted a right of first refusal to provide any brokered financing for a period of one year.

Proceeds from the private placement will be used for the preparation of a Scoping Study for the further development of the Idaho-Maryland Gold Property; mobilization of the Idaho-Maryland project team; to discharge payables related to ongoing operating costs including administrative costs, property payments, legal, accounting and audit; general corporate purposes and for working capital. The Scoping Study will consist of the preparation of a NI 43-101 Technical Report, a review of the status of existing permits and preparation of a

development plan to conduct underground exploration programs, extract a 10,000 bulk sample and establish the necessary strategy to put the Idaho-Maryland Mine back into production.

Subsequent to June 30, 2002, 180,000 stock options were exercised at $0.10 to provide $18,000 to the treasury.

Emgold will also consider further exploration of the Rozan, Stewart and Holly properties if suitable financing can be arranged.

EMGOLD MINING CORPORATION EMR-CDNX
EMPEROR GOLD (U.S.) CORP.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

August 29, 2002

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB, Canada T2P 3C4

Commission des valeurs mobilières du Québec
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6

Dear Sirs:

Re: Quarterly Report for the Period Ended June 30, 2002

The following material was distributed by Emgold Mining Corporation ("the Company") to shareholders appearing on the Company's supplemental mailing list:

1. Quarterly Report for the period ended June 30, 2002.

Sincerely,

EMGOLD MINING CORPORATION

"Shannon Ross"

Shannon M. Ross,
Corporate Secretary

cc: **United States Securities and Exchange Commission – 12g3-2(b) #82-3003**

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 21, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: EMGOLD MINING CORPORATION

We confirm that the following material was sent by pre-paid mail on May 21, 2002, to the registered shareholders of the subject Corporation:

1. Notice of Annual and Extraordinary General Meeting/Information Circular/Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2001/ Consolidated Financial Statements as at December 31, 2001 and 2000/Schedules B-C
2. Proxy
3. Supplemental Mailing List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 23, 2001

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: **Emgold Mining Corporation**

We confirm that the following material was sent by pre-paid mail on May 22, 2001, to the registered shareholders of the subject Corporation:

1. Notice of Annual General Meeting/Information Circular/Quarterly and Year End Report - BC Form 51-901 for Quarter Ended December 31, 2000/Consolidated Financial Statements as at December 31, 2000 and 1999
2. Proxy
3. Supplemental Mailing List Annual Return Card Form
4. Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on May 22, 2001 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9473
Fax: (604) 683-3694

cc: Emgold Mining Corporation

EMGOLD MINING CORPORATION EMR-TSX VENTURE
EMPEROR GOLD (U.S.) CORP.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

August 21, 2002

VIA SEDAR

Commission des valeurs mobilieres du Quebec

Dear Sirs/Mesdames:

Emgold Mining Corporation – (the "Company")
Continuous Disclosure requirement of the Quebec Securities Act

This letter and attached filing(s) are in response to your letter of August 1, 2002.

Yours truly,

(signed)
Rodrigo A. Romo
Legal Assistant
for **Emgold Mining Corporation**

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com / www.langmining.com

August 1, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – ANNOUNCES BROKERED PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") by which Canaccord has agreed to act as agent on a commercially reasonable efforts basis to perform a private placement of up to 1,600,000 units at a price of $0.25 per unit, for gross proceeds of up to $400,000. Each Unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of one year from closing, at an exercise price of $0.30. Upon closing Canaccord will receive a commission of 9% in cash, of which the agent may elect to be paid up to one half in Units, and will receive an administration fee. Canaccord will also receive 20% non-transferable Agent's Warrants exercisable for a period of one year from closing at an exercise price of $0.30. Upon closing, Canaccord will be granted a right of first refusal to provide any brokered financing for a period of one year.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the Agent's compensation are subject to a hold period and may not be traded for four months from closing, except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the preparation of a Scoping Study for the further development of the Idaho-Maryland Gold Property in Grass Valley, California; mobilization of the Idaho-Maryland project team; to discharge payables related to ongoing operating costs including administrative costs, property payments, legal, accounting and audit; general corporate purposes and for working capital. The Scoping Study will consist of the preparation of a NI 43-101 Technical Report, a review of the status of existing permits and preparation of a development plan to conduct underground exploration programs, extract a bulk sample and establish the necessary strategy to put the Idaho-Maryland Mine back into production.

William J. Witte, P. Eng
President and CEO

For further information please contact:
Investor Relations at LMC Management Services
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

NORTHERN ORION
EXPLORATIONS LTD
Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

September 6, 2002

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

United States SEC filing
September 6, 2002

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. News Releases

1. Purchase of shares by way of private placement-August 2, 2002
2. Northern Orion closes $2 million private placement-August 12, 2002
3. David Cohen-News Release
4. Robert Cross-News Release

B. Correspondence with B.C. Securities Commission

1. Confirmation of Mailing-Quarterly Report for the Period Ended June 30, 2002
2. Early Warning report-Diane Cohen
3. Early Warning report-Robert Cross
4. Material change report Form BC Form 53-901.F
5. Certificate 45-102F2-Resale of Securities form

C. Financials

1. Interim financial Statements-2nd Quarter report, June 30, 2002
2. 2nd Quarter Report-June 30, 2002

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Explorations Ltd.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **August 2, 2002** of units consisting of an aggregate of **20,000,000** common shares and **20,000,000** share purchase warrants of the Company, **Northern Orion Explorations Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **8th** day of **August, 2002.**

NORTHERN ORION EXPLORATIONS

"David W. Cohen"

By: ______________________________

David W. Cohen, President & Chief Executive Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

NEWS RELEASE

Purchase of shares by way of private placement
in the capital of Northern Orion Explorations Ltd. ("Issuer")
Report required by Section 111 of the
British Columbia Securities Act

Diane Cohen of West Vancouver, British Columbia and Lomali Holdings Ltd. of Vancouver British Columbia (together, the Purchaser") have purchased a total of 10 million units of the Issuer by way of private placement. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.13 per share for a period of two years from closing. The issuance of the units will result in the Purchaser owning or exercising control over 10,018,000 common shares of the Issuer representing 5.3% of the issued and outstanding shares and holding warrants to purchase an additional 10 million common shares in the capital of the Issuer.

The securities were acquired for investment purposes. It is the intention of the Purchaser to evaluate the investment in the Issuer and to increase and decrease its shareholdings as circumstances require.

"Diane Cohen"

Signature of **Diane Cohen**

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SHB\086901\PPJuly02\2721

NEWS RELEASE

Purchase of shares by way of private placement
in the capital of Northern Orion Explorations Ltd. ("Northern Orion")

August 2, 2002

Robert Cross of West Vancouver, British Columbia announces that he has purchased by way of private placement, 10 million units (the "Units") in Northern Orion at a price of $0.10 per Unit. Each Unit consists of one common share and one share purchase warrant (a "Warrant"). Each Warrant entitles Mr. Cross to purchase one additional common share in the capital of the Northern Orion at a price of $0.13 per share for a period of two years, expiring August 2, 2004. In addition, Mr. Cross has previously been granted incentive stock options entitling him to purchase up to 500,000 common shares in the capital of Northern Orion at an exercise price of $0.15 per share (the "Stock Options"). The issuance of the Units will result in Mr. Cross owning or exercising control over 10,000,000 common shares of Northern Orion and holding Warrants and Stock Options to purchase an additional 10,500,000 common shares in the capital of Northern Orion.

Assuming the exercise of the Warrants and the Stock Options, Mr. Cross would own or exercise control over an aggregate of approximately 20,500,000 common shares of Northern Orion representing approximately 10.30 % of the issued and outstanding shares of Northern Orion.

Mr. Cross has acquired the Units for investment purposes. It is Mr. Cross' intention to evaluate his investment in Northern Orion and to increase or decrease his shareholdings as circumstances require.

"*Robert Cross*"

For further information please contact Robert Cross at (604) 688-6668.